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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                         Commission File No.: 33-37791


[ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

         For Period Ended:  December 31, 1997

         [  ]  Transition Report on Form 10-K

         [  ]  Transition Report on Form 20-F

         [  ]  Transition Report on Form 11-K

         [  ]  Transition Report on Form 10-Q

         [  ]  Transition Report on Form N-SAR

         For the Transition Period Ended: ......................................



         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 ................................................................................
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                         PART I - REGISTRANT INFORMATION

Cambrex Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073

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                              PART III - NARRATIVE

The due date for the Cambrex Corporation Savings Plan Annual Report on Form 11-K coincides with the due date for the Cambrex Corporation's Annual Report on Form 10-K. However, additional time is required to prepare complete and accurate financial statements for the savings plan, to conduct the related audit, and to prepare Form 11-K.

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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Ronald A. Pizzo (201)804-3017

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ]     [X] No

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                               Cambrex Corporation

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    June 15, 1998              By: /s/  DOUGLAS MacMILLAN
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                                             Douglas MacMillan
                                             Vice President & Chief
                                              Financial Officer